4-1-02

02027473

REC'D S.E.C.
APR 3 0 2002
1080

Form 6-K

PROCESSED
MAY 0 6 2002
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of . . . . . . April 2002

.........Teva Pharmaceutical Industries Limited..........
(Translation of registrant's name into English)

..............5 Basel Street, P.O. Box 3190...............
................Petach Tikva 49131, Israel................
(Address of principal executive offices)

Teva Pharmaceutical Industries Ltd. **Web Site: www.tevapharm.com**

Contact: **Dan Suesskind,** Chief Financial Officer, Teva Pharmaceutical Industries Ltd. 972-2-589-2840
Bill Fletcher, President and CEO, Teva North America (215) 591-3000
Dorit Meltzer, Director, Investor Relations, Teva Pharmaceutical Industries Ltd. 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA REPORTS FIRST QUARTER 2002 RESULTS
SALES UP 11%; EPS UP 60% TO $0.64

Jerusalem, Israel, April 29, 2002 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported net income for the first quarter ended March 31, 2002 of $86 million or $0.64 per share fully diluted, an increase over the first quarter of last year of 56% and 60%, respectively. After adjusting first quarter 2001 results for SFAS 142 to exclude amortization of goodwill (as required beginning first quarter 2002), net income and EPS fully diluted increased by 44% and 49%, respectively.

Net sales for the first quarter of 2002 were $545 million, an increase of 11% over the comparable quarter of 2001. North America accounted for 62% of these sales and Europe for 23%.

Commenting on the quarter's results, Teva's President and Chief Executive Officer, Israel Makov, said: "The first quarter results demonstrate Teva's ability to consistently deliver sales and earnings growth through our comprehensive portfolio and pipeline of generic products, supported by a strong innovative program and growing sales of active pharmaceutical ingredients. Our core business continues to be generics, as we are firmly established as a leader in the U.S. market, while we identify and pursue opportunities in the growing generic pharmaceutical market in Europe, as evidenced by our decision to purchase Bayer Classics S.A., France's third largest generic company".

Mr. Makov added: "While we focus our efforts on growing our leadership in the global generic industry, we remain committed to our innovative program, especially Copaxone®, which is poised for another strong year. We have now made Copaxone® in a pre-filled, ready-to-use syringe available in the U.S. and we are expanding its introduction throughout Europe. Furthermore, we believe that going forward we will continue to gain market share as physicians and patients increasingly recognize the benefits of Copaxone®".

North American pharmaceutical sales increased in the reported quarter by 13% over the comparable quarter of 2001, mainly due to sales of new products, the most significant being Nabumetone and Metformin, as well as higher Copaxone® sales. Teva's U.S. generic pipeline currently comprises 62 ANDAs, including 13 tentative approvals. Total annual branded sales of this pipeline exceed $22 billion. Thus far in 2002, Teva has received final approval for five products, four of which have been launched (the generic versions of Glucophage®, Prozac® Caps. and Tabs. and Buspar®). In addition, Teva has received five tentative approvals during the same period.

Global in-market sales of Copaxone®, Teva's largest product, increased 47% over the first quarter of 2001, to $109 million, reflecting increased market share in the U.S. and the initial penetration in several European countries, including Germany, Austria, Netherlands and the Nordic countries.

After reviewing the final results of the oral Copaxone® clinical study together with Teva's development partner Lundbeck, the two companies have decided to continue the development of the product through additional pre-clinical and clinical pharmacology studies.

Active Pharmaceutical Ingredients sales to third parties increased 33% over the comparable quarter, with Lovastatin being the major contributor.

Teva's gross profit margin of 43.8% for the first quarter of 2002 was substantially higher than both the 40.1% in the first quarter of 2001 and 40.8% for the full year of 2001, a reflection of the quarter's favorable product mix as well as continued manufacturing synergies.

Gross R&D spending for the reported quarter grew by 4% over the comparable quarter of 2001, while net R&D was 25% higher. This reflects a decrease in third party participations in innovative R&D spending.

Selling, General and Administrative (SG&A) expenses as a percentage of sales were 17.5% compared to 18.3% in the comparable quarter of 2001. First quarter 2002 is the first quarter in which SG&A expenses exclude the amortization of goodwill as a result of SFAS 142.

The increase in gross margin, coupled with relatively lower SG&A, finance expenses and a lower tax rate, contributed to the substantial improvement in Teva's net profit margin for the quarter, which increased to 15.7% from 11.2% in the comparable quarter of 2001, reflecting a return on equity of 24%.

Cash flow provided by operating activities amounted to $103 million as compared with $273 million for the full year of 2001.

It has been recommended that the Board of Directors at their meeting on May 14, 2002 declare a regular quarterly cash dividend of NIS 0.43 (approx. 8.8¢; Q1/01 6.5¢) per ADR with respect to the first quarter of 2002.

Teva will host a conference call to discuss the company's first quarter 2002 results on Monday, April 29, 2002 at 11:00 a.m. Eastern Daylight Time. The call will be webcast and can be accessed through the Company's web site at www.tevapharm.com. Following the conclusion of the call, a rebroadcast will be available until May 6, 2002 at the web site or by calling (800) 642-1687 in the U.S. or (706) 645-9291 outside the U.S., with reservation number 3867135.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 40 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

Teva Pharmaceutical Industries Limited

Consolidated Statements of Income

(in millions, except earnings per ADR)

(unaudited)

	January - March	
	2002	2001
	U.S. Dollars	
SALES	545.1	490.9
COST OF SALES	306.6	293.9
GROSS PROFIT	238.5	197.0
R&D EXPENSES	40.0	38.6
LESS GRANTS & PARTICIPATIONS	4.9	10.6
R&D EXPENSES – net	35.1	28.0
SG&A EXPENSES	95.2	90.1
OPERATING INCOME	108.2	78.9
FINANCIAL EXPENSES – net	6.0	8.8
OTHER INCOME – net	1.7	2.1
INCOME BEFORE TAXES	103.9	72.2
PROVISION FOR INCOME TAXES	18.3	16.8
	85.6	55.4
PROFITS (LOSSES) ON EQUITY INVESTMENTS	0.5	(0.2)
MINORITY INTERESTS	(0.5)	(0.4)
NET INCOME	85.6	54.8
EARNINGS PER ADR: Basic ($)	0.65	0.41
Diluted ($)	0.64	0.40
WEIGHTED AVERAGE NUMBER OF ADRs:		
Basic	132.2	132.2
Diluted	140.4	140.4

EFFECT OF ADOPTION OF SFAS 142		
PREVIOUSLY REPORTED NET INCOME		54.8
GOODWILL AMORTIZATION		4.6
PRO FORMA NET INCOME		59.4
PRO FORMA EARNINGS PER ADR:		
Basic ($)		0.45
Diluted ($)		0.43

Balance Sheet Data

(in millions)
(unaudited)

	March 31 2002	December 31 2001
	U.S. Dollars	
ASSETS		
CURRENT ASSETS	2,062.7	2,177.9
INVESTMENTS & OTHER ASSETS	310.6	141.9
FIXED ASSETS – net	543.7	554.2
INTANGIBLE ASSETS – net	597.4	586.2
TOTAL ASSETS	**3,514.4**	**3,460.2**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES	714.2	738.1
LONG-TERM LIABILITIES	440.1	429.2
MINORITY INTERESTS	2.7	2.2
CONVERTIBLE SENIOR DEBENTURES	910.0	910.0
SHAREHOLDERS' EQUITY	1,447.4	1,380.7
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**3,514.4**	**3,460.2**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Teva Pharmaceutical
Industries Limited
....
(Registrant)

By: Dan S. Suess
Dan Suesskind
Chief Financial Officer

Date: ..April 30, 2002....